Sheppard, Mullin, Richter & Hampton LLP
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VIA EDGAR

June 27, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Dillon Hagius
Laura Crotty

Re:	Aridis Pharmaceuticals, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 9, 2023 File No. 333-272128

Ladies and Gentlemen:

This letter sets forth the responses of Aridis Pharmaceuticals, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-272128) filed with the Commission on June 9, 2023 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed herewith.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. Given that this is a best-efforts, no minimum, and self-underwritten offering in which you are not required to arrange for the purchase and sale of any specific number or dollar amount of shares and that you may not sell the entire amount of common stock and warrants being offered, please delete the reference to the total amount of proceeds you may receive from the offering in the header on the cover page. Additionally, when known, please revise the header to quantify the number of shares underlying the warrants and prefunded warrants.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has deleted the reference to the total amount of proceeds in the header on the cover page and added in the number of shares underlying the warrants and prefunded warrants.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067 with any questions or further comments regarding the responses to the Staff’s comments.

Very truly yours,

/s/ Jeffrey Fessler

Sheppard, Mullin, Richter & Hampton LLP

cc:	Vu Truong, Chief Executive Officer

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